ALEAFIA HEALTH INC.
(formerly, Canabo Medical Inc.)

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING

TAKE NOTICE that the 2018 Annual and Special General Meeting of the Shareholders of ALEAFIA HEALTH INC. (hereinafter called the “Company”) will be held at Famèe Furlane Toronto, 7065 Islington Avenue, Woodbridge, Ontario, on:

THURSDAY, MAY 31, 2018

at the hour of 10:00 o’clock in the morning (Toronto time) for the following purposes:

1.	to receive the Report of the Directors;

2.	to receive the financial statements of the Company for its fiscal year ended October 31, 2017, and the report of the Auditors thereon;

3.	to appoint Auditors for the ensuing year and to authorize the Directors to fix their remuneration;

4.	to determine the number of directors at six (6) and to elect directors;

5.

to consider, and if thought fit, to pass an ordinary resolution providing for the required annual re- approval of the existing Stock Option Plan of the Company, as more particularly described in the accompanying Information Circular;

6.

to consider and, if thought fit, to pass a special resolution, with or without amendment (the “Continuance Resolution”), approving the continuance of the Company out of British Columbia and into Ontario (the “Continuance”) under the Business Corporations Act (Ontario), as more particularly described in the accompanying Information Circular; and

7.	to transact such other business as may properly come before the Meeting or any adjournment or adjournments thereof.

Accompanying this Notice are an Information Circular and Form of Proxy.

A shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxyholder to attend and vote in his stead. If you are unable to attend the Meeting, or any adjournment thereof in person, please read the Notes accompanying the Form of Proxy enclosed herewith and then complete and return the Proxy within the time set out in the Notes. The enclosed Form of Proxy is solicited by Management but, as set out in the Notes, you may amend it if you so desire by striking out the names listed therein and inserting in the space provided the name of the person you wish to represent you at the Meeting.

Pursuant to section 238 of the Business Corporations Act (British Columbia) (“BCBCA”), shareholders are entitled to exercise rights of dissent in respect of the proposed Continuance and require the Company to purchase all of their Common Shares in respect of which the notice of dissent was given. Holders of shares wishing to dissent with respect to the Continuance must send a written objection to the Company’s legal counsel, Gowling WLG (Canada) LLP at Suite 2300, 550 Burrard Street, Vancouver, BC, V6C 2B5 Attention: Jason Saltzman, prior to the time of the Meeting, such that the written objection is received no later than 10:00 am (Toronto time) on Tuesday, May 29, 2018 or by 10:00 am (Toronto time) on the day that is at least two days prior to the date on which any adjournment of the Meeting is held, in order to be effective. This right of dissent is described in more detail in the Information Circular and the text of sections 237 to 247 of the BCBCA is reproduced in Schedule “D” thereto.

Failure to strictly comply with the requirements set forth in sections 237 to 247 of the BCBCA in respect of the Continuance Resolution may result in the loss of any right of dissent. Persons who are beneficial owners of Common Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered holders of such shares are entitled to dissent. Accordingly, a beneficial owner of shares desiring to exercise the right of dissent must make arrangements for the shares beneficially owned to be registered in their name prior to the time the notice of dissent to the Continuance Resolution as aforesaid is required to be received by the Company or, alternatively, make arrangements for the registered holder of such shares to dissent on their behalf.

DATED this 26th day of April, 2018.

BY ORDER OF THE BOARD OF DIRECTORS OF
ALEAFIA HEALTH INC.

“Raf Souccar”
Raf Souccar
Chief Executive Officer